KIRKLAND LAKE GOLD REPORTS FAVOURABLE RECOMMENDATION FROM GLASS LEWIS FOR
MERGER OF EQUALS WITH AGNICO EAGLE MINES LIMITED

  Glass Lewis becomes second leading independent proxy advisory firm to recommend Kirkland Lake Gold shareholders vote in favour of proposed merger of equals with Agnico Eagle Mines Limited
  Glass Lewis notes there is "adequate cause for investors to conclude the proposed arrangement is a strategically compelling merger of equals"
  Shareholders are encouraged to vote well in advance of the proxy voting deadline of 11:00 am (EST) on November 24, 2021. Questions? Need help voting? Contact Kingsdale Advisors at 1.877.659.1824

TORONTO, ONTARIO, November 15, 2021 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold", the "Company" or "KL") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that Glass, Lewis & Co., LLC ("Glass Lewis") has become the second leading independent proxy advisory firm to  recommend that the Company's shareholders vote FOR the merger of equals (the "Merger") with Agnico Eagle Mines Limited ("Agnico Eagle") (TSX: AEM) (NYSE: AEM) by way of a plan of arrangement (the "Arrangement"). Glass Lewis' endorsement follows a favourable report from Institutional Shareholder Services Inc. ("ISS"), released last week, which also recommended that shareholders vote FOR the Merger with Agnico Eagle (see the Kirkland Lake Gold press release dated November 10, 2021, entitled, "Kirkland Lake Gold Reports Favourable Recommendation from ISS for Merger of Equals with Agnico Eagle Mines Limited").

On September 28, 2021, Kirkland Lake Gold and Agnico Eagle entered into a merger agreement pursuant to which Agnico Eagle will acquire all of the issued and outstanding common shares of Kirkland Lake Gold on the basis of 0.7935 of an Agnico Eagle common share for each Kirkland Lake Gold common share held. Upon completion of the Arrangement, existing Kirkland Lake Gold and Agnico Eagle shareholders are expected to own approximately 46% and 54% of the outstanding shares of the pro forma company, respectively.

In reaching its recommendation, Glass Lewis noted:

"Taken collectively, then, we believe there is adequate cause for investors to conclude the proposed arrangement is a strategically compelling merger of equals resulting from a lengthy and considered review yielding scrip-for-scrip terms reasonably reflective of the relative performance, resources and market value of the two firms involved."

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: "We are pleased that both of the leading proxy advisory firms have now recommended shareholders vote FOR the Merger with Agnico Eagle.  We are particularly encouraged that, in providing their favourable recommendations, both Glass Lewis and ISS referenced the compelling strategic rationale for the combination, which was a key factor in our decision to merge. We are two companies that have low-cost, high-margin operations in favourable jurisdictions; that are committed to maintaining significant financial strength while also investing for future growth and returning significant capital to shareholders; and that share industry leadership in key areas such as growing reserves, building per share value and ESG.  The Merger is the right strategic fit for our companies and our shareholders and will create a new leader in the gold mining industry."

KIRKLAND LAKE GOLD MEETING

Kirkland Lake Gold's special meeting (the "Meeting") of shareholders in connection with the Arrangement will be held online at 11:00 a.m. (Toronto time) on November 26, 2021 in a virtual-only format, which will be conducted via live webcast available online using the TSX Trust virtual shareholder meeting platform at https://virtual-meetings.tsxtrust.com/1231, password "kirkland2021" (case sensitive). Kirkland Lake Gold shareholders of record as of the close of business on October 13, 2021 will be eligible to vote at the Meeting.

THE DEADLINE TO VOTE YOUR SHARES IS 11:00 A.M. (TORONTO TIME) ON NOVEMBER 24, 2021

Shareholders who have questions or require assistance voting their shares, should contact Kingsdale Advisors, the Company's strategic shareholder advisor and proxy solicitation agent, by telephone at 1.877.659.1824 toll-free in North America (+1.416.867.2272 for collect calls outside of North America) or by e-mail at contactus@kingsdaleadvisors.com, or your professional advisor.

The Company's joint management information circular outlines the benefits for Kirkland Lake Gold shareholders and the risks related thereto and provides details about the Arrangement, including details on how shareholders can vote their Kirkland Lake Gold shares.

For a more detailed description of the Arrangement, readers should review the Company's joint management information circular and visit www.kl.gold/Agnico-Eagle-Kirkland-Lake-Gold-Merger.

ABOUT KIRKLAND LAKE GOLD LTD.

Kirkland Lake Gold Ltd. Is a low-cost senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of Kirkland Lake Gold is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position, extensive management expertise and an overriding commitment to safe, responsible mining.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Anthony Makuch, President, Chief Executive Officer & Director

Kirkland Lake Gold Ltd.

Phone: +1 416-840-7884

E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice-President, Investor Relations

Kirkland Lake Gold Ltd.

Phone: +1 416-840-7884

E-mail: mutting@kl.gold

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) expectations regarding timing of the Meeting, (ii) expectations regarding whether the proposed Arrangement will be consummated, (iii) expectations regarding the potential benefits and synergies of the Arrangement, (iv) expectations regarding Kirkland Lake Gold's financial strength and capital markets profile following completion of the Arrangement, (v) expectations regarding future exploration, development and growth potential for Kirkland Lake Gold's and Agnico Eagle's operations, and (vi) expectations for other economic, business, and/or competitive factors.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability to consummate the Arrangement; the ability to obtain requisite court, regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the Arrangement on the proposed terms and schedule; the ability of Kirkland Lake Gold and Agnico Eagle to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the Arrangement on exploration activities; the potential impact of the announcement or consummation of the Arrangement on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the Arrangement; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the Arrangement. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold with the Canadian securities regulators, including Kirkland Lake Gold's annual information form, financial statements and related MD&A for the financial year ended December 31, 2020, its interim financial reports and related MD&A for the period ended September 30, 2021 and its management information circular dated October 29, 2021 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.